Exhibit 3.1

Delaware	Page 1
The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF “CHARTER COMMUNICATIONS, INC.”, FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MAY, A.D. 2016, AT 8:08 O`CLOCK A.M.
AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID RESTATED CERTIFICATE IS THE EIGHTEENTH DAY OF MAY, A.D. 2016 AT 8:19 O'CLOCK A.M.

3637127 8100	Authentication: 202336643
SR# 20163346393	Date: 05-18-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:08 AM 05/18/2016
FILED 08:08 AM 05/18/2016
SR 20163346393 - File Number 3637127

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CHARTER COMMUNICATIONS, INC.

Charter Communications, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented (the "DGCL"), hereby certifies that:

1.The name of the corporation is Charter Communications, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 18, 2016.

2.This Amended and Restated Certificate of Incorporation amends and, as amended, restates in its entirety the certificate of incorporation of the Corporation and has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

3.This Amended and Restated Certificate of Incorporation shall become effective in accordance with Section 103(d) of the DGCL at 8:19 a.m., Eastern Time, on May 18, 2016.

4.The text of the certificate of incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CHARTER COMMUNICATIONS, INC.

ARTICLE FIRST
NAME OF THE CORPORATION

The name of the corporation is Charter Communications, Inc. (the "Corporation").

ARTICLE SECOND
REGISTERED OFFICE; REGISTERED AGENT

The registered office of the Corporation is located at 2711 Centerville Road, Suite 400, City of Wilmington, New Castle County, State of Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THIRD
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "DGCL").

ARTICLE FOURTH
STOCK

A.Authorized Capital Stock.

1.The total number of shares of stock that the Corporation shall have authority to issue is 1,150,001,000 shares, consisting of: (a) 900,000,000 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"); (b) 1,000 shares of Class B Common Stock, par value $0.001 per share ("Class B Common Stock"); and (c) 250,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"), issuable in one or more series as hereinafter provided. Except as otherwise provided in this amended and restated certificate of incorporation (this "Certificate of Incorporation"), Class A Common Stock and Class B Common Stock shall be identical in all respects and shall have equal rights and privileges. Class A Common Stock and Class B Common Stock are herein sometimes collectively referred to as the "Common Stock." The Corporation shall not have the power to issue shares of Class B Common Stock to any person other than an A/N Party (as hereinafter defined) pursuant to the Contribution Agreement (as hereinafter defined). In the event that the Contribution Agreement is terminated, the Corporation shall not have the power to issue shares of Class B Common Stock.

2.The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but (i) the number of authorized shares of Class A Common Stock may not be decreased below (a) the number of shares thereof then outstanding plus (b) the number of shares of Class A Common Stock issuable upon the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock, (ii) the number of authorized shares of Class B Common Stock may not be decreased below the number of shares thereof then outstanding and (iii) the number of authorized shares of Preferred Stock may not be decreased below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Common Stock (voting together as a single class) together with any other class of capital stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.

B.Common Stock Voting Rights.

1.The holders of shares of Common Stock shall have the following voting rights and powers:

a.Each holder of Class A Common Stock shall be entitled, with respect to each share of Class A Common Stock held by such holder on the applicable record date, to one (1) vote in person or by proxy on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise; and

b.Subject to Clause B.3 of this Article FOURTH, each A/N Party shall be entitled, with respect to each share of Class B Common Stock held by such A/N Party on the applicable record date, to such number of votes in person or by proxy on all matters submitted to a vote of the holders of Class B Common Stock such that the number of votes to which all A/N Parties shall be entitled with respect to the Class B Common Stock held by them on the applicable record date, in the aggregate, is equal to the number of votes which would attach, in the aggregate but without duplication, to (i) the Class A Common Stock into which all Charter Holdings Class B Common Units (as hereinafter defined) held by the A/N Parties as of the applicable record date are exchangeable and (ii) the Class A Common Stock into which all Charter Holdings Preferred Units (as hereinafter defined) held by the A/N Parties as of the applicable record date (assuming the prior conversion of such Charter Holdings Preferred Units into Charter Holdings Class B Common Units) are exchangeable; in each case, without regard to any restrictions on effecting such exchange, and in accordance with the terms of this Certificate of Incorporation, the LLC Agreement (as hereinafter defined) and the Exchange Agreement (as hereinafter defined). For the avoidance of doubt, each cancellation, retirement or repurchase, including by means of conversion or exchange, of Charter Holdings Class B Common Units and/or Charter Holdings Preferred Units shall automatically reduce the voting power of the Class B Common Stock held by the applicable A/N Party or A/N Parties hereunder as necessary to accord with the provisions of the foregoing sentence. Any holder of Class B Common Stock who is not an A/N Party shall not be entitled to any vote on any matter with respect to any share of Class B Common Stock held by such holder (other than as required by law). Notwithstanding anything herein to the contrary, following the conversion and/or exchange or repurchase,directly or indirectly, by the Corporation of all Charter Holdings Class B Common Units and Charter Holdings Preferred Units held by the A/N Parties, the Class B Common Stock shall automatically be cancelled and shall cease to be authorized hereunder.

2.Except as otherwise required by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or if any holders of shares of any series of Preferred Stock are entitled to vote together with the holders of Common Stock, as one class with such holders of such series of Preferred Stock).

3.Without limiting the restrictions in Sections 4.2 and 4.4 of the Second Amended and Restated Stockholders Agreement (as hereinafter defined), the Class B Common Stock will not have voting rights on any matter to the extent that any A/N Party, or any group including one or more A/N Parties, has Beneficial Ownership (as hereinafter defined) of more than 49.5% of the outstanding Class A Common Stock as of the date of record in respect of such matter.

4.From and after the Closing of the A/N Contribution (as hereinafter defined), each Liberty Party (as hereinafter defined) and each A/N Party (except with respect to any Excluded Matter (as hereinafter defined) with respect to such Investor Party (as hereinafter defined)) shall vote, and exercise rights to consent with respect to, all Voting Securities (as hereinafter defined) Beneficially Owned by such Liberty Party or A/N Party, as applicable, or over which such Liberty Party or A/N Party, as applicable, otherwise has voting discretion or control that are in excess of the applicable Investor Party's Voting Cap (as hereinafter defined) in the same proportion as all other votes cast with respect to the applicable matter (such proportion determined without inclusion of the votes cast by (i) the A/N Parties or the Liberty Parties, respectively (but only if A/N (as hereinafter defined) or Liberty (as hereinafter defined), respectively, has the right to nominate one or more directors of the Corporation under the Second Amended and Restated Stockholders Agreement) or (ii) any other person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act (as hereinafter defined)) that Beneficially Owns Voting Securities representing ten percent (10%) or more of the Total Voting Power (as hereinafter defined) (other than any such person or group that reports its holdings of Corporation securities on a statement on Schedule 13G filed with the SEC (as hereinafter defined) and is not required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the SEC in respect thereof)).

C.Dividends and Distributions; Splits; Options; Mergers; Liquidation; Preemptive Rights.

1.Dividends and Distributions.

a.Subject to the preferences applicable to any series of Preferred Stock outstanding at any time, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock of the Corporation as may be declared thereon by the Board of Directors of the Corporation (the "Board of Directors") from time to time out of the assets or funds of the Corporation legally available therefor; provided, however, that, subject to the provisions of this Clause C.1 .a of this Article FOURTH, the Corporation shall not pay dividends or make distributions to any holders of any class of Common Stock unless simultaneously with such dividend or distribution, as the case may be, the Corporation makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class.

b.In the case of dividends or other distributions on Common Stock payable in Class A Common Stock or Class B Common Stock, including without limitation distributions pursuant to stock splits or divisions of Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock. In the case of any such dividend or distribution payable in shares of Class A Common Stock or Class B Common Stock, each class of Common Stock shall receive a dividend or distribution in shares of its class of Common Stock and the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number.

2.Stock Splits.

The Corporation shall not in any manner subdivide (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combine (by reverse stock split, reclassification, recapitalization or otherwise) the outstanding shares of one class of Common Stock unless the outstanding shares of all classes of Common Stock shall be proportionately subdivided or combined.

3.Options, Rights or Warrants,

The Corporation shall have the power to create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the Corporation, options, exchange rights, warrants, convertible rights, and similar rights permitting the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes at the time authorized, such options, exchange rights, warrants, convertible rights and similar rights to have such terms and conditions, and to be evidenced by or in such instrument or instruments, consistent with the terms and provisions of this Certificate of Incorporation and as shall be approved by the Board of Directors.

4.Mergers, Consolidation, Etc.

In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of Common Stock shall be exchanged for or converted into the same kind and amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or converted; provided, however, that, if shares of Common Stock are exchanged for or converted into shares of capital stock, such shares received upon such exchange or conversion may differ, but only in a manner substantially similar to the manner in which Class A Common Stock and Class B Common Stock differ, and, in any event, and without limitation, the voting rights and obligations of the holders of Class B Common Stock and the other relative rights and treatment accorded to the Class A Common Stock and Class B Common Stock in Clause B and this Clause C of this Article FOURTH shall be preserved. To the fullest extent permitted by law, any construction, calculation or interpretation made by the Board of Directors in determining the application of the provisions of this Clause C.4 of this Article FOURTH in good faith shall be conclusive and binding on the Corporation and its stockholders.

5.Liquidation Rights,

In the event of any dissolution, liquidation or winding-up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provision for the holders of any series of Preferred Stock entitled thereto, the remaining assets and funds of the Corporation, if any, shall be divided among and paid ratably to the holders of the shares of Class A Common Stock and Class B Common Stock treated as a single class.

6.No Preemptive Rights,

The holders of shares of Common Stock are not entitled to any preemptive right under this Certificate of Incorporation to subscribe for, purchase or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock; provided that the foregoing shall not be deemed to override any contractual preemptive right that an Investor Party may be entitled to pursuant to the provisions of the Second Amended and Restated Stockholders Agreement.

D.Preferred Stock.

Subject to the provisions of this Certificate of Incorporation, including Article FIFTH, the Board of Directors is hereby expressly granted authority from time to time to issue Preferred Stock in one or more series and with respect to any such series, subject to the terms and conditions of this Certificate of Incorporation, to fix by resolution or resolutions the numbers of shares, designations, powers, preferences and relative, participating, optional or other special rights of such series and any qualifications, limitations or restrictions thereof, including, but without limiting the generality of the foregoing, the following:

1.entitling the holders thereof to cumulative, non-cumulative or partially cumulative dividends, or to no dividends;

2.entitling the holders thereof to receive dividends payable on a parity with, junior to, or in preference to, the dividends payable on any other class or series of capital stock of the Corporation;

3.entitling the holders thereof to rights upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any other distribution of the assets of, the Corporation, on a parity with, junior to or in preference to, the rights of any other class or series of capital stock of the Corporation;

4.providing for the conversion or exchange, at the option of the holder or of the Corporation or both, or upon the happening of a specified event, of the shares of Preferred Stock into shares of any other class or classes or series of capital stock of the Corporation or of any series of the same or any other class or classes, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine, or providing for no conversion;

5.providing for the redemption, in whole or in part, of the shares of Preferred Stock at the option of the Corporation or the holder thereof, or upon the happening of a specified event, in cash, bonds or other property, at such price or prices (which amount may vary under different conditions and at different redemption dates), within such period or periods, and under such conditions as the Board of Directors shall so provide, including provisions for the creation of a sinking fund for the redemption thereof, or providing for no redemption;

6.providing for voting rights or having limited voting rights or enjoying general, special or multiple voting rights; and

7.specifying the number of shares constituting that series and the distinctive designation of that series.

ARTICLE FIFTH
BOARD OF DIRECTORS

A.Size of the Board of Directors.

From and after the Closing of the A/N Contribution, the number of directors which shall constitute the whole Board of Directors shall be fixed at thirteen (13). In the event the Closing of the A/N Contribution has not occurred or does not occur, the number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

B.Investor Nominees.

1.From and after the Closing of the A/N Contribution, in connection with each annual or special meeting of stockholders of the Corporation at which directors are to be elected (each such annual or special meeting, an "Election Meeting"), each Investor Party shall have the right to designate for nomination (it being understood that such nomination may include any nomination of any incumbent Investor Director (as hereinafter defined) (or a Replacement (as defined in the Second Amended and Restated Stockholders Agreement)) by the Board of Directors (upon the recommendation of the Nominating and Corporate Governance Committee of the Board of Directors)) a number of Investor Designees (as defined in the Second Amended and Restated Stockholders Agreement) as follows, in each case subject to Section 3.8(a) of, and the other limitations set forth in, the Second Amended and Restated Stockholders Agreement:

a.three (3) Investor Designees, if such Investor Party's Equity Interest (as hereinafter defined) or Voting Interest (as hereinafter defined) is greater than or equal to 20%;

b.two (2) Investor Designees, if such Investor Party's Equity Interest and Voting Interest are both less than 20% but such Investor Party's Equity Interest or Voting Interest is greater than or equal to 15%;

c.one (1) Investor Designee, if such Investor Party's Equity Interest and Voting Interest are both less than 15% but such Investor Party's Equity Interest or Voting Interest is greater than or equal to 5%; and

d.no Investor Designees, if the Investor Party's Equity Interest and Voting Interest are both less than 5%;

provided, that notwithstanding the foregoing, A/N shall be entitled to designate two (2) Investor Designees if A/N owns an Equity Interest or Voting Interest of 11% or more

C.Board Action. From and after the Closing of the A/N Contribution:

1.Any action of the Board of Directors other than those described in Clauses C.2, C.3, and C.4 of this Article FIFTH below shall require the approval of the majority of the members of the full Board of Directors.

2.For so long as either A/N or Liberty has a Voting Interest or Equity Interest equal to or greater than 20%, subject to the following Clause C.3 of this Article FIFTH, any Change of Control (as hereinafter defined) shall require the approval of (l) a majority of the full Board of Directors and (2) a majority of the Unaffiliated Directors (as hereinafter defined).

3.Any transaction involving either A/N and/or Liberty (or any of their respective Affiliates (as hereinafter defined) or Associates (as hereinafter defined) and the Corporation, other than a "Preemptive Shares Purchase" (as defined in the Second Amended and Restated Stockholders Agreement) or the exercise by the Corporation of the rights pursuant to Section 4.8 of the Second Amended and Restated Stockholders Agreement, or any transaction in which A/N and/or Liberty (or any of their respective Affiliates or Associates) will be treated differently from the holders of Class A Common Stock or Class B Common Stock, shall require the approval of (1) a majority of the Unaffiliated Directors plus (2) a majority of the directors of the Corporation designated by the Investor Party without such a conflicting interest (provided, that the approval requirement referred to in this sub-clause (2) shall not apply to ordinary course programming and distribution agreements and related ancillary agreements (for example, advertising and promotions) entered into on an arm's length basis).

4.Any amendment to this Certificate of Incorporation, including the filing of a Certificate of Designations relating to the issuance of any series of Preferred Stock, shall require the approval of (1) a majority of the members of the full Board of Directors and (2) a majority of the Unaffiliated Directors.

5.Decisions of the Unaffiliated Directors shall exclude any who are not Independent (as hereinafter defined) of the Corporation, Liberty and A/N.

6.Any decision with respect to a shareholders rights plan (as such term is commonly understood in connection with corporate transactions) (a "Rights Plan"), including whether to implement a Rights Plan, shall (subject to Section 4.7 of the Second Amended and Restated Stockholders Agreement) be made by a majority of the Unaffiliated Directors.

D.Vacancies.

Subject to the applicable provisions of Section 3.2 of the Second Amended and Restated Stockholders Agreement or, in the event of the termination of the Contribution Agreement prior to the Closing of the A/N Contribution, the Existing Stockholders Agreement (as hereinafter defined), any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by a majority vote of the directors remaining in office, other than any directors elected or appointed by any class or series of Preferred Stock, voting as a separate class, even if less than a quorum, and in the event that there is only one director remaining in office, by such sole remaining director.

E.Removal.

Any director of the Corporation may be removed from office with or without cause by the affirmative vote of a majority of the voting power of the outstanding shares of Common Stock (and any series of Preferred Stock then entitled to vote generally in an election of directors), voting together as a single class. In the event that any director so removed was an Investor Designee and the applicable Investor Party continues to have the right to nominate a Replacement for the vacancies created by the removal, each such vacancy shall be filled in accordance with the provisions of the Second Amended and Restated Stockholders Agreement. In the event of the termination of the Contribution Agreement prior to the Closing of the A/N Contribution, if any director so removed was a Liberty Director and the Investor (as such term is defined in the Existing Stockholders Agreement) continues to have the right to nominate a Replacement (as such term is defined in the Existing Stockholders Agreement) for the vacancy created by the removal, each such vacancy shall be filled in accordance with the provisions of the Existing Stockholders Agreement.

F.Election by Written Ballot Not Required.

Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

G.Contribution Agreement.

If the Contribution Agreement is terminated in accordance with its terms prior to the Closing of the A/N Contribution, the provisions of Clauses B and C of this Article FIFTH shall be deemed to be void and of no force and effect.

ARTICLE SIXTH
BYLAWS

The Board of Directors may from time to time adopt, make, amend, supplement or repeal the Bylaws, except as provided in this Certificate of Incorporation, the Bylaws or Section 8.2 of the Second Amended and Restated Stockholders Agreement.

ARTICLE SEVENTH
DIRECTOR EXCULPATION

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. No amendment, alteration or repeal of this Article SEVENTH shall eliminate or reduce the effect thereof in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article SEVENTH would accrue or arise, prior to such amendment, alteration or repeal.

ARTICLE EIGHTH
CERTAIN BUSINESS COMBINATIONS

A.Requirements to Effect Certain Business Combinations.

In addition to any affirmative vote required by law or this Certificate of Incorporation or the Bylaws, a Business Combination (as hereinafter defined) involving as a party, or proposed by or on behalf of, an Interested Stockholder (as hereinafter defined) or an Affiliate (as hereinafter defined) or Associate (as hereinafter defined) of an Interested Stockholder or a person who upon consummation of such Business Combination would become an Affiliate or Associate of an Interested Stockholder shall, except as otherwise prohibited by applicable law, as in effect from time to time, require both of the following conditions to be satisfied:

1.a majority of the Continuing Directors (as hereinafter defined) shall have determined (after consultation with their outside legal and financial advisors) that such Business Combination, including without limitation, the consideration to be received in connection therewith, is fair to the Corporation and its stockholders (other than any stockholder that is an Interested Stockholder in respect of such Business Combination and the Affiliates and Associates (if any) of such Interested Stockholder); and

2.holders of not less than a majority of the votes entitled to be cast by the holders of all of the then outstanding shares of Voting Securities (voting together as a single class), excluding Voting Securities Beneficially Owned (as hereinafter defined) by any Interested Stockholder or any Affiliate or Associate of such Interested Stockholder, shall have approved such transaction. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage affirmative vote, or the vote of any other class of stockholders, may otherwise be required, by law or otherwise.

B.Certain Defined Terms.

For purposes of this Article EIGHTH, the following definitions shall apply:

I."Business Combination" shall mean:

a.any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder or (ii) any other company (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Stockholder; or

b.any (1) sale, lease, exchange, mortgage, pledge, transfer or other disposition or hypothecation of assets of the Corporation or of any Subsidiary (whether or not in connection with the dissolution of the Corporation) to or for the benefit of, or (ii) purchase by the Corporation or any Subsidiary from, or (iii) issuance by the Corporation or any Subsidiary of securities to, or (iv) investment, loan, advance, guarantee, participation or other extension of credit by the Corporation or any Subsidiary to, from, in or with or (v) establishment of a partnership, joint venture or other joint enterprise with or for the benefit of, in each case, any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder, which transaction, alone or taken together with any related transaction or transactions, has an aggregate fair market value and/or involves aggregate commitments of $50,000,000 or more or any arrangement, whether as an employee, consultant or otherwise (other than service as a director), pursuant to which any Interested Stockholder or any Affiliate or Associate thereof shall, directly or indirectly, attain any control over or responsibility for the management of any aspect of the business or affairs of the Corporation or any Subsidiary which involves assets which have an aggregate fair market value of $50,000,000 or more; or

c.any (i) reclassification of securities (including any reverse stock split), or (ii) recapitalization of the Corporation (including any change to or exchange of securities of the Corporation), or (iii) merger or consolidation of the Corporation with any of its Subsidiaries or (iv) other transaction (whether or not with or otherwise involving as a party an Interested Stockholder) that, in each case, has the effect, directly or indirectly, of increasing the proportionate share of any class or series of capital stock, or any securities convertible into or exchangeable for capital stock or other equity securities, of the Corporation or any Subsidiary Beneficially Owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

d.any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses of this Clause B.1 of this Article EIGHTH.

2."Affiliate" in respect of a person shall mean any person (other than an Exempt Person) controlling, controlled by or under common control with such person,

3."Associate" in respect of an individual shall mean (A) any corporation or other organization of which such person is an officer or partner or otherwise participates in a material way in the management or policy-making thereof or is the Beneficial Owner of ten percent (10%) or more of any class of voting equity security, (B) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity and (C) any parent or lineal descendant of such person or the spouse of such person or any relative of such person who has the same home as such person or who is a director, officer, partner, limited liability company member, trustee or other fiduciary of any organization of which such person is also a director, officer, partner, limited liability company member, trustee or other fiduciary or substantial beneficiary. The term "Associate" in respect of any company means (A) any director, officer or trustee of such company or in the case of a limited liability company any manager or managing member or in the case of a partnership any general partner, (B) any other person who participates in a material way in the management or policy-making of such company and (C) any person who is the Beneficial Owner of ten percent (10%) or more of any class of equity security of such company. In no event shall an "Associate" include an Exempt Person.

4.A person shall be a "Beneficial Owner" of any capital stock or other securities of the Corporation: (A) which such person or any of its Affiliates or Associates owns or has the economic benefit of ownership of, directly or indirectly; (B) which such person or any of its Affiliates or Associates has, directly or indirectly, (1) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding; or (C) which any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock, owns or has the economic benefit of ownership of. For the purposes of determining whether a person is an "Interested Stockholder", the number of shares of capital stock of the Corporation deemed to be outstanding shall include shares deemed Beneficially Owned by such person through application of this Clause B.4 of this Article EIGHTH, but shall not include any other shares of capital stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

5."Continuing Director" with respect to an Interested Stockholder shall mean any member of the Board of Directors (while such person is a member of the Board of Directors) who is not an Affiliate or Associate or representative of such Interested Stockholder (including any person nominated to the Board of Directors by such Interested Stockholder or an Affiliate or Associate of such Interested Stockholder).

6."Interested Stockholder" shall mean any person (other than (i) the Corporation or any Subsidiary, (ii) any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or (iii) any trustee or fiduciary with respect to any such plan or holding Voting Securities for the purpose of funding any such plan or funding other employee benefits for employees of the Corporation or any Subsidiary when acting in such capacity (the persons and entities described in the foregoing sub-clauses (i) through (iii) being referred to herein as "Exempt Persons")) who is, or has announced or publicly disclosed a plan or intention to become, the Beneficial Owner of Voting Securities representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Securities.

7."Subsidiary" shall mean any corporation, partnership, joint venture or other legal entity of which the Corporation (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, has the power to elect a majority of the members of the board of directors or similar governing body, or has the power to direct the business and policies.

8."Voting Securities" means the shares of Class A Common Stock and shares of Class B Common Stock, and any securities of the Corporation entitled to vote generally for the election of the directors of the Corporation.

C.Certain Determinations.

A majority of the Continuing Directors shall have the power and duty to determine for the purposes of this Article EIGHTH, on the basis of information known to them after reasonable inquiry, all questions arising under this Article EIGHTH, including without limitation,

1.whether a person is an Interested Stockholder;

2.the number of shares of capital stock or other securities Beneficially Owned by any person;

3.whether a person is an Affiliate or Associate of another person;

4.whether a Business Combination is proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder or a person who upon consummation of such Business Combination would become an Affiliate or Associate of such interested Stockholder;

5.whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate fair market value of $50,000,000 or more; and

6.the application of any other term used in this Article EIGHTH.

Any such determination made in good faith shall be binding and conclusive on the
Corporation, all of its stockholders and all other parties.

D. Effectiveness and Exceptions.

The provisions of this Article EIGHTH (other than this Clause D, which shall be effective immediately) (i) will be effective if and only if the Contribution Agreement is terminated in accordance with its terms prior to the Closing of the A/N Contribution, in which case all of this Article EIGHTH shall become effective upon such termination, and (ii) shall not apply to any transaction agreed to, entered into or consummated prior to such time. Any non compliance with this Article EIGHTH or any comparable provision in the Corporation's or any of its subsidiaries' organizational documents is waived with respect to any transaction occurring at or prior to the earlier of the Closing of the A/N Contribution and the termination of the Contribution Agreement in accordance with its terms prior to the Closing of the A/N Contribution.

E.Amendment of this Article.

Notwithstanding anything to the contrary in this Certificate of Incorporation (other than Clause D of this Article EIGHTH), any proposal to alter, amend or repeal, or to adopt any provision inconsistent with, this Article EIGHTH, including in each case by merger, consolidation or otherwise, shall require the affirmative vote of the holders of not less than a majority of the votes entitled to be cast by the holders of all of the then outstanding shares of Voting Securities (voting together as a single class), excluding shares of Voting Securities beneficially owned by any Interested Stockholder.

ARTICLE NINTH
AMENDMENT, ETC.

Subject to Clause C.4 of Article FIFTH and, if and when effective, Article EIGHTH, the Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter authorized by the laws of the State of Delaware. All rights, preferences and privileges herein conferred are granted subject to this reservation.

ARTICLE TENTH
FORUM

Unless the Corporation consents in writing to the selection of an alternative forum (an "Alternative Forum Consent"), the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation's ongoing consent right as set forth above in this Article TENTH with respect to any current or future action or claim.

ARTICLE ELEVENTH
CERTAIN DEFINITIONS

For purposes of this Certificate of Incorporation, other than Article EIGHTH, the following definitions shall apply:

A."Affiliate" of a Person has the meaning set forth in Rule 12b-2 under the Exchange Act, and "Affiliated" shall have a correlative meaning; provided that (i) the Corporation and Liberty and their respective Affiliates shall not be deemed to be Affiliates of A/N; (ii) the Corporation and A/N and their respective Affiliates shall not be deemed to be Affiliates of Liberty; and (iii) Liberty and A/N and their respective Affiliates shall not be deemed to be Affiliates of the Corporation or Charter Holdings. For purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

B."A/N" means Advance/Newhouse Partnership, a New York general partnership.

C."A/N Director" means a director of the Corporation designated for nomination by A/N pursuant to Clause B of Article FIFTH of this Certificate of Incorporation and Section 3.2(a) of the Second Amended and Restated Stockholders Agreement or any other director of the Corporation designated for nomination by A/N and elected or appointed pursuant to the provisions of Section 3.1(c) or Section 3.2 of the Second Amended and Restated Stockholders Agreement.

D."A/N Parties" or "A/N Party" have the respective meanings set forth in the Second Amended and Restated Stockholders Agreement.

E."A/N Proxy" means the proxy to be granted by A/N to Liberty at the Closing of the A/N Contribution, pursuant to the Proxy Agreement (as defined in the Second Amended and Restated Stockholders Agreement).

F."A/N Voting Cap Increase Amount" means the lesser of (a) the amount of any Permanent Reduction in Liberty's Equity Interest below 15%, and (b) l l.5%.

G."Associate" of a person has the meaning set forth in Rule 12b-2 under the Exchange Act, and "Associated" shall have a correlative meaning; provided that (i) the Corporation and Liberty and their respective Associates shall not be deemed to be Associates of A/N, (ii) the Corporation and A/N and their respective Associates shall not be deemed to be Associates of Liberty and (iii) Liberty and A/N and their respective Associates shall not be deemed to be Associates of the Corporation.

H."Beneficially Own" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act without limitation by the sixty (60)-day provision in paragraph (d)(l)(i) thereof), and the terms "Beneficial Ownership" and "Beneficial Owner" shall have correlative meanings. Without limiting Section 4.4 of the Second Amended and Restated Stockholders Agreement, any Beneficial Ownership by a person that is jointly owned by A/N and Liberty shall be considered Beneficial Ownership by each such owner to the extent of such owner's equity ownership in such jointly owned person.

I."Change of Control" means a transaction or series of related transactions which would result in (i) the then-existing stockholders of the Corporation (on an as-converted or as-exchanged basis) prior to the transaction, or prior to the first transaction if a series of related transactions, no longer having, directly or indirectly, a Voting Interest of 50% or more of the Corporation or any successor company or (ii) any change in the composition of the Board of Directors resulting in the persons constituting the Board of Directors prior to the transaction, or prior to the first transaction if a series of related transactions, ceasing to constitute a majority of the Board of Directors or any successor board of directors (or comparable governing body).

J."Charter Holdings" means Charter Communications Holdings, LLC, a Delaware limited liability company.

K."Charter Holdings Class B Common Units" means the Class B Common Units of Charter Holdings.

L."Charter Holdings Common Units" means the Common Units of Charter Holdings.

M."Charter Holdings Preferred Units" means the Preferred Units of Charter Holdings.

N."Charter Holdings Units" means the Charter Holdings Common Units, the Charter Holdings Class B Common Units and the Charter Holdings Preferred Units.

O."Closing of the A/N Contribution" means the Closing (as defined in the Contribution Agreement).

P."Contribution Agreement" means the Contribution Agreement, dated and as in effect as of March 31, 2015, by and among Charter Communications, Inc., CCH I, LLC, A/N, A/NPC Holdings LLC and Charter Holdings, as amended on May 23, 2015.

Q."Equity Interest" means, with respect to either Investor Party, as of any date of determination, the percentage represented by the quotient of, without duplication, (i) the number of shares of Class A Common Stock owned (whether of record or book-entry through a brokerage account held in the name of such Investor Party) by such Investor Party and that would be owned (whether of record or book-entry through a brokerage account held in the name of such Investor Party) by such person on a Fully Exchanged Basis (provided that so long as the A/N Proxy is in effect, the calculation pursuant to this sub-clause (i) shall include the Proxy Shares with respect to A/N and shall exclude the Proxy Shares with respect to Liberty) divided by (ii) the number of shares of Class A Common Stock that would be outstanding on a Fully Exchanged Basis and fully diluted basis.

R."Equity Securities" means any equity securities of the Corporation or securities convertible into or exercisable or exchangeable for equity securities of the Corporation.

S."Exchange Act" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

T."Exchange Agreement" has the meaning set forth in the Contribution Agreement.

U."Excluded Matter" includes each of the following: (i) any vote of the Corporation's stockholders on a Change of Control or a sale of all or substantially all of the Corporation's assets; (ii) any vote of the Corporation's stockholders to approve any bankruptcy plan or pre-arranged financial restructuring with the creditors of the Corporation or of Charter Holdings; (iii) any vote of the Corporation's stockholders to approve the creation of a new class of shares of the Corporation or a new class of units of Charter Holdings; (iv) with respect to each Investor Party, any vote of the Corporation's stockholders to approve any matter not in the ordinary course and relating to a transaction involving the other Investor Party or any of its Affiliates; and (v) any vote of the Corporation's stockholders in respect of any resolution that would in any way diminish the voting power of the Class B Common Stock compared to the voting power of the Class A Common Stock (provided, that any such vote shall be an Excluded Matter with respect to Liberty only if such resolution would also in any way diminish the voting power of the Proxy Shares).

V."Existing Stockholders Agreement" means the Stockholders Agreement, dated as of March 19, 2013, by and between Liberty Media Corporation (and subsequently assigned to Liberty Broadband Corporation) and Charter Communications, Inc., as amended through May 23, 2015, including any amendments contemplated by Section 4.4 of the Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation.

W."Fully Exchanged Basis" means assuming that all Charter Holdings Class B Common Units were exchanged into shares of Class A Common Stock, and all Charter Holdings Preferred Units were converted into Charter Holdings Class B Common Units and subsequently exchanged into shares of Class A Common Stock, in each case in accordance with the terms of this Certificate of Incorporation, the LLC Agreement and the Exchange Agreement, such that the Corporation was the sole holder of Charter Holdings Units.

X."Independent" means, with respect to any person, independent within the meaning of SEC and stock exchange rules and under the applicable person's corporate governance guidelines, and with no material affiliation or other material business, professional or investment relationship with the A/N Parties or the Liberty Parties other than by virtue of his or her relationship with Charter Communications, Inc. (in the case of independent directors of Charter Communications, Inc. as of May 23, 2015, considering only matters originating after May 23, 2015).

Y."Investor Director" means any of the A/N Directors or the Liberty Directors, as applicable; and "Investor Directors" means all of the A/N Directors and Liberty Directors, collectively.

Z."Investor Party" means either of A/N or Liberty, as applicable; and "Investor Parties" means A/N and Liberty, collectively.

AA."Liberty" means Liberty Broadband Corporation, a Delaware corporation; provided, that from and after any Distribution Transaction (as defined in the Second Amended and Restated Stockholders Agreement), the term "Liberty" shall refer solely to the Qualified Distribution Transferee (as defined in the Second Amended and Restated

Stockholders Agreement); and provided, further, that in no event shall more than one entity be Liberty for the purposes of this Certificate of Incorporation at any one time.

BB."Liberty Director" means a director of the Corporation designated for nomination by Liberty pursuant to Clause B of Article FIFTH of this Certificate of Incorporation and Section 3.2(a) of the Second Amended and Restated Stockholders Agreement or any other director of the Corporation designated for nomination by Liberty and elected or appointed pursuant to the provisions of Section 3.2 of the Second Amended and Restated Stockholders Agreement or pursuant to the Existing Stockholders Agreement.

CC."Liberty Parties" or "Liberty Party" have the meanings set forth in the Second Amended and Restated Stockholders Agreement.

DD."Liberty Voting Cap Increase Amount" means the lesser of (a) the amount of any Permanent Reduction in A/N's Equity Interest below fifteen percent (15%), and (b) 11.5%.

EE."LLC Agreement" has the meaning set forth in the Contribution Agreement.

FF."Permanent Reduction" of an Investor Party's Equity Interest shall be deemed to have occurred with respect to a specified percentage of such Investor Party's Equity Interest following the delivery by such Investor Party of a written notice to the other parties to the Second Amended and Restated Stockholders Agreement that such Investor Party agrees not to acquire Beneficial Ownership of additional Equity Securities within the one year period following such notice (which notice shall be delivered by the applicable Investor Party promptly following the good faith determination by such Investor Party that it intends not to make any such acquisitions); provided, however, that once any Investor Party has an Equity Interest equal to or less than 5%, such Investor Party will be deemed to have Permanently Reduced its Equity Interest to 5% (including for purposes of the determination of the A/N Voting Cap Increase Amount or Liberty Voting Cap Increase Amount, as applicable).

GG."person" shall mean any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.

HH."Proxy Shares" means the shares of Class A Common Stock and Class B Common Stock to the extent that Liberty has the right to vote such shares pursuant to the A/N Proxy.

II."SEC" means the U.S. Securities and Exchange Commission.

JJ."Second Amended and Restated Stockholders Agreement" means the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (without giving effect to any amendments after May 23, 2015), by and among Charter Communications, Inc., CCH I, LLC, Liberty and A/N.

KK."Total Voting Power" means the total number of votes that may be cast generally in the election of directors of the Corporation if all outstanding Voting Securities were present and voted at a meeting held for such purpose (provided that this calculation shall take into account the number of votes represented by the shares of Class B Common Stock outstanding).

LL."Unaffiliated Director" means a member of the Board of Directors who is not an Investor Director.

MM."Voting Cap" means (i) in the case of Liberty, the greater of (A) the greater of 25.01% and 0.01% above the highest Voting Interest of any other person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (which, for the avoidance of doubt, shall not exceed 23.5% in the case of A/N), and (B) the sum of (x) 23.5% plus (y) the Liberty Voting Cap Increase Amount; and (ii) in the case of A/N, the sum of 23.5% and the A/N Voting Cap Increase Amount.

NN."Voting Interest" means, with respect to any person, as of any date of determination, the percentage equal to the quotient of (a) the total number of votes that may be cast generally in the election of directors of the Corporation by such person at a meeting held for such purpose (provided that (i) with respect to determining the Voting Interest of A/N and Liberty, so long as the A/N Proxy is in effect, the calculation pursuant to this clause (a) shall include the votes represented by the Proxy Shares with respect to Liberty and shall exclude the votes represented by the Proxy Shares with respect to A/N and (ii) the calculation pursuant to this clause (a) shall take into account the number of votes represented by the shares of Class B Common Stock outstanding) divided by (b) the Total Voting Power.

OO. "Voting Securities" means the shares of Class A Common Stock and shares of Class B Common Stock, and any securities of the Corporation entitled to vote generally for the election of directors of the Corporation.

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the provisions of the Amended and Restated Certificate of Incorporation, and which was duly made, executed and acknowledged in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, has been signed on May 18, 2016.

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel
& Corporate Secretary

[Signature Page to New Charter Amended and Restated Certificate of Incorporation]

Delaware	Page 1
The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF “CHARTER COMMUNICATIONS, INC.”, FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF APRIL, A.D. 2024, AT 12:58 O`CLOCK P.M.

3637127 8100	Authentication: 203313832
SR# 20241589589	Date: 04-23-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:58 PM 04/23/2024
FILED 12:58 AM 04/23/2024
SR 20241589589 - File Number 3637127
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHARTER COMMUNICATIONS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Charter Communications, Inc., a Delaware corporation (the "Corporation"), does hereby certify as follows:

1.This Certificate of Amendment amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 18, 2016 (the "Certificate of Incorporation").

2.Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the "DGCL"), this Certificate of Amendment hereby amends the Certificate of Incorporation by adding a new Article TWELFTH to read in its entirety as follows:

"ARTICLE TWELFTH
OFFICER EXCULPATION

No officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. No amendment, alteration or repeal of this Article TWELFTH shall eliminate or reduce the effect thereof in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article TWELFTH would accrue or arise, prior to such amendment, alteration or repeal."

3.The foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name this 23rd day of April, 2024.

CHARTER COMMUNICATIONS, INC.

By:	/s/ Jamal H. Haughton
Name:	Jamal H. Haughton
Title:	Executive Vice President, General Counsel
and Corporate Secretary